CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

Sherman, CT

22 Adelaide Street West, Suite 3400

U.S.A. 06784

Toronto, Ontario

Phone: 1.844.364.1830

Canada M5H 4E3

Fax : 1.860.799.0350

Toll Free: 1.844.364.1830

www.tanzanianroyalty.com

News Release – March 30, 2017

TANZANIAN ROYALTY RESOURCES UPDATE

ON BUCKREEF DEVELOPMENT PROJECT

TORONTO, ONTARIO--(Marketwired March 30, 2017) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") announces that Mr. Jeffrey Duval, acting CEO, is pleased to report that the preparatory work for future mining has commenced.  Management decided to proceed with the clearing process in preparation for pre stripping and grade control drilling to follow. Pre-stripping operations exposes the area of the property where already identified mineralization exist. This process is used to map out the grade location and maintain strict control throughout, and provides for accurate grade selection.

Presently there are 7128 ounces of gold in storage for processing upon completion of the CIL module. Though the gravity circuit is already installed the planned CIL/Gravity system will provide higher recoveries.

Mr. Duval is starting this process now because even though our ore storage facility is full, as material is processed it will be open space for more material to be processed.

It is the intention of the Company to ship the resulting dore bars, after royalty payments to Tanzania to its refiner, Argor-Heraeus in Switzerland. It will be stored, more than likely, not sold but borrowed against for cash flow necessities.

Mr. Sinclair, Executive Chairman, will manage the gold position in the market place pending sale. He was considered in the 1968-1980 gold market as the largest world trader in gold.  He has been named Mr. Gold in many publications, some recently. His experience as a market maker for more than 30 years offers the Company the option for the management of the gold position sales. This strategy replaces the normal, "mine and sell as fast as possible", common to the industry. The rationale behind the intent to borrow against the dore rather than to sell it is based on Mr. Sinclair's widely known assumption of future significantly higher prices in the gold market.  This is not without significant risk of the market place. The Company is willing to assume this risk due to Mr. Sinclair's experience. It should be noted that past performance is no guarantee to future performance.

ABOUT TANZANIAN ROYALTY EXPLORATION CORPORATION:

Tanzanian Royalty Exploration Corporation is a mineral resource company, which engages in the acquisition, exploration and extraction of gold and other natural resources in the United Republic of

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Tanzania, Africa. The Company, after successfully exploring for Gold has identified three development projects, Buckreef, Kigosi, and Itetemia. In early 2016 in conjunction with our first gold pour, the Company was deemed a commercial gold producer by the Tanzanian Government. The Company is presently focused on its Buckreef Gold Project located in North central Tanzania.

Further information can be found in the Company's 43-101 reports, which can be viewed together with other reports and updates on the Company homepage at: www.TanzanianRoyalty.com

Respectfully Submitted,

James E. Sinclair

Executive Chairman

Tanzanian Royalty Exploration Corporation

For further information, please contact Investor Relations:

Michael Porter

Porter, LeVay & Rose 212-564-4700 mike@plrinvest.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.